82-2911

04035452

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
Cadre Resources Ltd.	04	04	30	04	06	29

ISSUER ADDRESS P.O. Box 2297				
CITY/ Vancouver	PROVINCE B.C.	POSTAL CODE V6B 3W5	ISSUER FAX NO. (250) 447- 9149	ISSUER TELEPHONE NO. (250) 447- 6641
CONTACT PERSON Page Chilcott		CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (250) 447- 6641
CONTACT EMAIL ADDRESS investorrelations@cadreresources.com		WEB SITE ADDRESS cadreresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	04	06	29
"Stanley L. Sandner"	Stanley L. Sandner	04	06	29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

dlw 7/14

CADRE RESOURCES LTD.
BALANCE SHEETS
April 30, 2004 and October 31, 2003
(Expressed in U.S. dollars)
Unaudited

	April 30	October 31
ASSETS		
Current		
Cash	$ 33,126	$ 1,320
Receivables	2,608	3,772
	35,734	5,092
Mineral concessions (Notes 2 & 3)	-	-
Capital assets	8,950	-
	$ 44,684	$ 5,092
LIABILITIES		
Current		
Accounts payable	$ 435,557	$ 587,132
Amounts owing to shareholders (Note 6)	-	143,629
	435,557	730,761
SHAREHOLDERS' EQUITY		
Share capital (Notes 2 and 4)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares without par value		
Issued and outstanding		
14,516,746 common shares		
(October 31, 2003 - 10,421,715 common shares)	5,338,210	4,881,573
Deficit	(5,729,083)	(5,607,242)
	(390,874)	(725,669)
	$ 44,684	$ 5,092

See accompanying notes to financial statements

CADRE RESOURCES LTD.

STATEMENTS OF LOSS AND DEFICIT

For The Six Months Ended April 30, 2004 and 2003

(Expressed in U.S. dollars)

Unaudited

Three Months Ended 2004	Three Months Ended 2003		Six Months Ended 2004	Six Months Ended 2003
		Expenses		
$ -	$ 5,000	Accounting and audit	$ 5,650	$ 5,000
409	264	Bank charges and interest	589	359
6,496	8,168	Consulting fees	13,596	8,168
-	-	Depreciation	-	-
(10,310)	25,726	Foreign exchange	(11,201)	40,401
6,791	5,120	Legal fees	9,106	5,436
32,160	22,432	Management fees	58,065	51,200
2,823	1,598	Office and printing	5,559	2,459
10,037	451	Shareholder costs and listing fees	11,805	792
1,082	749	Telephone	2,068	1,419
14,368	1,908	Travel and promotion	24,970	4,714
1,000	389	Sundry	1,634	389
64,856	71,805	Loss before undernoted items	121,841	120,337
-		Write down shareholder loans	-	-
64,856	71,805	Net loss	121,841	120,337
5,664,227	5,408,788	Deficit, beginning of period	5,607,242	5,360,256
$5,729,083	$5,480,593	Deficit, end of period	$5,729,083	$5,480,593

See accompanying notes to financial statements

CADRE RESOURCES LTD.

STATEMENTS OF CASH FLOWS

For The Six Months Ended April 30, 2004 and 2003

(Expressed in U.S. dollars)

Unaudited

Three Months Ended			Six Months Ended	
2004	2003		2004	2003
		NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
		OPERATING		
$ (64,856)	$ (71,805)	Net loss for the period	**$ (121,841)**	$ (120,337)
		Items not affecting cash:		
-	-	Depreciation	-	-
(64,856)	(71,805)		**(121,841)**	(120,337)
(286,242)	31,174	Changes in non-cash operating working capital items	**(294,039)**	74,305
(351,099)	(40,631)		**(415,881)**	(46,032)
		INVESTING		
-	-	Mineral concession expenditures	-	-
(8,950)	-	Fixed assets	**(8,950)**	-
(8,950)		Write down sharholder loans	**(8,950)**	-
		FINANCING		
(105,000)		Share subscriptions	-	
456,637	40,000	Share capital issued	**456,637**	40,000
351,637			**456,637**	
(8,412)	(631)	Net cash flow	**31,806**	(6,032)
41,538	1,704	Cash, beginning of period	**1,320**	7,105
$ 33,126	$ 1,073	**Cash, end of period**	**$ 33,126**	$ 1,073

See accompanying notes to financial statements

(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of resource properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

	April 30 2004	December 31 2003
Working capital (deficiency)	$ (399,823)	$ (725,669)
Deficit	$(5,729,083)	$(5,607,242)

These interim financial statements should be read in conjunction with the most recent annual audited financial statements

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company reports in United States dollars. Monetary assets and liabilities denominated in foreign currencies are translated into United State dollar equivalents at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included in the statements of operations and deficit.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX-V. Effective November 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

3. ADVANCES PAYABLE

	April 30 2004	December 31 2003
Advances from a shareholder, non-interest bearing, unsecured with no fixed terms of repayment	$	$ 43,629
Advances from a director, non-interest bearing, unsecured, with no fixed terms of repayment.		100,000
	$	$ 143,629

(Expressed in United States dollars)

3. ADVANCES PAYABLE (cont'd...)

A debt settlement agreement was reached whereby advances payable were satisfied by the issue of common shares at a price of CDN$ 0.145

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
Issued		
Balance, October 31, 2003	10,421,715	4,881,573
Private placements	2,059,138	230,000
Finder's fee		
Exercise of options	76,666	11,450
Debt Settlement	1,969,227	220,000
Share issue costs		(4,813)
Balance April 30, 2004	14,526,746	$ 5,338,210

Stock options and warrants

As at April 30, 2004, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options			
	70,000	CDN$0.20	February 7, 2005
	223,334	0.20	February 2, 2006
	111,000	0.15	May 25, 2006

(Expressed in United States dollars)

Warrants

	600,000	US$ 0.10	June 27, 2005
	2,059,138	CDN$ 0.19	April 14,2005

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2003	481,000	0.19
Granted	-	-
Exercised	- 76,666	.20
Expired/cancelled	-	-
Outstanding, April 30, 2004	404,334	CDN$ 0.19
Exercisable, April 30, 2004	404,334	CDN$ 0.19

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at April 30, 2004 is $239,403 due to directors and companies controlled by directors of the Company

During the period ended April 30, 2004, the Company paid or accrued management fees of $58,065 to directors and companies controlled by directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and advances payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

7. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the acquisition and exploration of resource properties.

8. SUBSEQUENT EVENTS

Subsequent to April 30, 2004, the Company:

Has pending a formal written application for the Caroni Project concessions to the Ministerio de Energia y Minas ("MEM") in Venezuela. This filing seeks the exclusive right for the company to conduct a detailed independent, comprehensive Bankable Feasibility Study ("BFS") on the concessions. The successful completion of that BFS, subject to financing and regulatory approval, could lead to tenure and exclusive sustainable mining exploitation rights to 25 concessions on the lower Caroni River, Bolivar State, Venezuela.

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See Schedule A Financial Statements

2) Related party transactions

   See Schedule A Financial Statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	US$ Price	Total Proceeds	Type of Consideration	Commission Paid US$
04/02/04	Common	Options exercised	66,666	$0.15	$ 10,000	Cash	Nil
04/14/04	Common	Private Placement	2,059,138	$0.11	$230,000	Cash	Nil
04/22/04	Common	Options exercised	10,000	$0.15	$ 1,450	Cash	Nil
04/29/04	Common	Deb Settlement	1,969,227	$0.11	$220,000	Debt reduced	Nil

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry
	NIL			

4) Summary of securities as at the end of the reporting period

   See Schedule A Financial Statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Loss - The Company incurred a net loss on operations of ($121,841) for the period compared to a loss of ($120,337) for the same period in the prior year. This amounts to an increase of $1,504. The largest variations were in Foreign exchange, Consulting fees, Management fees, Shareholder costs and Travel costs. Foreign exchange rates on the Canadian dollar were a major factor in these variances.

b) Mineral Properties - The Company has filed a formal application with authorities in Venezuela for mineral concessions. Government officials have orally accepted the proposed exploitation plan. The application requests exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha. The filing has been made to the Ministry of Mines pursuant to Venezuela Mining Law and to other affected regulatory bodies. Acceptance of the application for these exclusive rights, subject to financing, will lead to a feasibility study including a full-scale technical, economic and environmental study of the large-scale exploitation potential of the concessions. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this study. Completion of this phase will include final projected operating and capital costs of the project. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.

c) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

The company has successfully completed private placements for US$230,000 and options were exercised to provide a further US$11,450. The proceeds will be used for working capital and furtherance of the project in Venezuela. The company also settled debts with a non-arms length creditor for US$220,000.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of US$399,823. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.